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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                               (Amendment No. 2)*


                                 SRS Labs, Inc.
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                                (Name of Issuer)


                                  Common Stock
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                         (Title of Class of Securities)


                                   78464M 10 6
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                                 (CUSIP Number)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                  [ ]       Rule 13d-1(b)
                  [ ]       Rule 13d-1(c)
                  [X]       Rule 13d-1(d)


---------------
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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CUSIP No. 78464M 10 6                 13G                      Page 2 of 6 Pages

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      1        NAMES OF REPORTING PERSONS OR
               S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

               Stephen V. Sedmak
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      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
               (SEE INSTRUCTIONS)                                       (a) [ ]
                                                                        (b) [ ]
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      3        SEC USE ONLY


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      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S.A.
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                                  5     SOLE VOTING POWER

                                        932,387
            NUMBER               -----------------------------------------------
          OF SHARES               6     SHARED VOTING POWER
         BENEFICIALLY
            OWNED                       13,800
           BY EACH              ------------------------------------------------
          REPORTING               7     SOLE DISPOSITIVE POWER
           PERSON
            EACH                        932,387
                                ------------------------------------------------
                                  8     SHARED DISPOSITIVE POWER

                                        13,800
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      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               946,187
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     10        CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES (SEE INSTRUCTIONS)                                    [ ]

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     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               7.9% (Based on 11,688,893 shares of SRS Labs, Inc.' common stock reported as outstanding as of December 31, 1998 and treating as outstanding 370,439 shares issuable to Mr. Sedmak upon exercise of stock options that vest on or before March 1, 1999.)
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

               IN
--------------------------------------------------------------------------------

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CUSIP No. 78464M 10 6                 13G                      Page 3 of 6 Pages
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Item 1(a).  Name of Issuer:

            SRS Labs, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

            2909 Daimler Street, Santa Ana, California 92705

Item 2(a).  Name of Person Filing:

            Stephen V. Sedmak

Item 2(b).  Address of Principal Business Office or, if None, Residence:

            SRS Labs, Inc., 2909 Daimler Street, Santa Ana, California 92705

Item 2(c).  Citizenship:

            U.S.A.

Item 2(d).  Title of Class of Securities:

            Common Stock

Item 2(e).  CUSIP Number:

            78464M 10 6

Item 3. If this statement is filed pursuant to sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

            (a)  [ ]  Broker or dealer registered under section 15 of the Act
                      (15 U.S.C.78o);

            (b)  [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
                      78c);

            (c)  [ ]  Insurance company as defined in section 3(a)(19) of the
                      Act (15 U.S.C. 78c);

            (d)  [ ]  Investment company registered under section 8 of the
                      Investment Company Act of 1940 (15 U.S.C. 80a-8);

            (e)  [ ]  An investment adviser in accordance with section
                      240.13d-1(b)(1)(ii)(E);

            (f)  [ ]  An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F);

            (g)  [ ]  A parent holding company or control person in accordance with section 240.13d-1(b)(1)(ii)(G);


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CUSIP No. 78464M 10 6                 13G                      Page 4 of 6 Pages
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            (h)  [ ]  A savings associations as defined in section 3(b) of the
                      Federal Deposit Insurance Act (12 U.S.C. 1813);

            (i)  [ ]  A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

            (j)  [ ]  Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

            If this statement is filed pursuant to section 240.13d-1(c), check this box [ ].

Item 4.     Ownership.

            (a)  Amount Beneficially Owned:                            946,187

            (b)  Percent of Class:                                         7.9%

            (c)  Number of shares as to which such person has:

                (i)   Sole power to vote or to direct the vote:        932,387

                (ii)  Shared power to vote or to direct the vote:       13,800

                (iii) Sole power to dispose or to direct the
                      disposition of:                                  932,387

                (iv)  Shared power to dispose or to direct the
                      disposition of:                                   13,800

                Stephen V. Sedmak's beneficial ownership of the shares set forth above is subject to applicable community property laws. The 946,187 shares beneficially owned by Mr. Sedmak include 370,439 shares issuable to Mr. Sedmak upon exercise of stock options that vest on or before March 1, 1998. The shares beneficially owned by Mr. Sedmak also include 13,800 shares held by his wife, Mary F. Sedmak, as custodian for their children, Jeffrey S. Sedmak (6,900 shares) and Sarah E. Sedmak (6,900 shares), who have the right to receive dividends from, and the proceeds from the sale of, such shares.

Item 5.         Ownership of Five Percent or Less of a Class.

                If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [ ]

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CUSIP No. 78464M 10 6                 13G                      Page 5 of 6 Pages
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Item 6.         Ownership of More than Five Percent on Behalf of Another Person.

                Inapplicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

                Inapplicable.

Item 8.         Identification and Classification of Members of the Group.

                Inapplicable.

Item 9.         Notice of Dissolution of Group.

                Inapplicable.

Item 10.        Certification.

                Inapplicable.


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CUSIP No. 78464M 10 6                 13G                      Page 6 of 6 Pages
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SIGNATURE

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                          February 16, 1999
                                                    ----------------------------
                                                                Date


                                                      /s/ STEPHEN V. SEDMAK
                                                    ----------------------------
                                                          Stephen V. Sedmak